UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K (this "Report") as Exhibit 99.1 is a copy of the press release of Scorpio Bulkers Inc. (the "Company"), dated December 30, 2015, announcing the effectiveness of the Company's one-for-twelve reverse stock split (the "Reverse Stock Split") and reduction in authorized share capital.
Attached to this Report as Exhibit 3.3 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands, to effect the Reverse Stock Split and reduction in authorized share capital on December 31, 2015.
Attached to this Report as Exhibit 4.1 is a copy of the new form of share certificate for the Company's post-reverse stock split shares of common stock.
This Report and the exhibits attached hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-201354).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated: January 4, 2016	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer

Exhibit 99.1

Scorpio Bulkers Inc. Announces Reverse Stock Split to be Effective December 31, 2015
Monaco—December 30, 2015—Scorpio Bulkers Inc. (the "Company" or "Scorpio Bulkers") announced today that its board of directors (the "Board") has determined to effect a one-for-twelve reverse stock split of the Company's common shares, par value $0.01 per share, and a reduction in the total number of authorized common shares to 56,250,000 shares.  The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on December 23, 2015.
The reverse stock split will take effect, and the Company's common shares will begin trading on a split-adjusted basis on the New York Stock Exchange ("NYSE") as of the opening of trading on December 31, 2015.  A new CUSIP number will be assigned to the Company's common shares when the reverse stock split becomes effective.
When the reverse stock split becomes effective, every twelve of the Company's issued and outstanding common shares will be combined into one issued and outstanding common share, without any change to the par value per share.  This will reduce the number of outstanding common shares from approximately 344.2 million shares to approximately 28.7 million shares.
No fractional shares will be issued in connection with the reverse stock split.  Shareholders who would otherwise hold a fraction of a common share of the Company will receive a cash payment in lieu thereof at a price equal to that fraction of a shares to which the shareholder would otherwise be entitled, multiplied by the closing price of the Company's common shares on the NYSE on December 30, 2015.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after December 31, 2015.  Such beneficial holders may contact their bank, broker, or nominee for more information.
On December 17, 2015, the Company received notice from the NYSE that the Company was no longer in compliance with the NYSE's continued listing standards because the average closing share price of its common shares over a consecutive 30 trading-day period ending December 15, 2015 has fallen below the requirement to be at least $1.00 per share.  The purpose for seeking shareholder approval to effect the reverse stock split was to increase the market price of the Company's common shares.  The Company believes that the increased market price for its common shares that is expected as a result of implementing the reverse stock split will cure this deficiency.
Additional information about the reverse stock split and reduction in authorized share capital can be found in the Company's proxy statement mailed to shareholders on or about November 23, 2015, a copy of which was furnished to the Securities and Exchange Commission (the "Commission") on November 24, 2015 on the Company's Report of Foreign Private Issuer on Form 6-K and is available on the Commission's website at www.sec.gov.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 25 vessels, consisting of 10 Kamsarmax vessels and 15 Ultramax vessels with an average age of 0.5 years. The Company also time charters-in eight dry bulk vessels (consisting of one Handymax, one Ultramax, two Supramax, one Panamax, two Kamsarmax and one Post-Panamax vessels) and has contracted for 24 dry bulk vessels consisting of 13 Ultramax and 11 Kamsarmax vessels, from shipyards in Japan and China. Upon final delivery of all of the vessels, the owned fleet is expected to have a total carrying capacity of approximately 3.5 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 3.3

APOSTILLE
(Hague Convention of 5 October 1961/Convention de La Haye 5 Octobre 1961)
1	Country: The Republic of the Marshall Islands

This Public Document

2.	has been signed by	G. Andritsopoulou

3.	acting in the capacity of Deputy Registrar, Republic of the Marshall Islands

4.	Bears the sea/stamp	Registrar of Corporation, Republic of the Marshall Islands

Certified

5.	at Piraeus, Greece		6.	on December 30, 2015

7.	by Special Agent, Bureau of Maritime Affairs of the Republic of the Marshall Islands

8.	Number:	P-32896-12/2015

9.	Seal/Stamp	10.	Signature

ARTICLE OF AMENDMENT OF Scorpio Bulkers Inc. Reg. No. 60299

REPUBLIC OF THE MARSHALL ISLANDS

REGISTRAR OF CORPORATIONS

DUPLICATE COPY

The original of this Document was filed in accordance with Section 5 of the Business Coporations Act on

NON RESIDENT

December 30, 2015

/s/ G. Andritsopoulou
Deputy Registrar

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
SCORPIO BULKERS INC.
PURSUANT TO SECTION 90 OF
 THE MARSHALL ISLANDS BUSINESS CORPORATIONS ACT
The undersigned, Emanuele A. Lauro, as the Chief Executive Officer of Scorpio Bulkers Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands on March 20, 2013 (the "Corporation"), for the purpose of amending the Amended and Restated Articles of Incorporation of said Corporation pursuant to Section 90 of the Business Corporations Act, as amended, hereby certifies that:
1.	The name of the Corporation is: Scorpio Bulkers Inc.
2.	The Articles of Incorporation were filed with the Registrar of Corporations on March 20, 2013.
3.	The Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations on April 10, 2013.
4.	The Statement of Designations of rights, preferences and privileges of the Corporation's Series A Participating Preferred Stock was filed with the Registrar of Corporations on June 18, 2015.
5.	Section D of the Amended and Restated Articles of Incorporation is hereby amended and restated in its entirety to read as follows:
"D. Effective with the commencement of business on December 31, 2015, the Corporation has effected a one-for-twelve reverse stock split as to its issued and outstanding shares of common stock, par value $0.01 per share, pursuant to which the number of issued and outstanding shares of common stock shall decrease from 344,239,098 to 28,686,430, as adjusted for the cancellation of fractional shares. The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $3,442,390.98 to $286,864.30 as adjusted for the cancellation of the fractional shares and the amount of $3,155,526.68 as adjusted for the cancellation of fractional shares is allocated to surplus.
Concurrently with the effectiveness of the reverse stock split,

effective December 31, 2015, the aggregate number of shares of stock that the Corporation is authorized to issue is One Hundred and Six Million Two Hundred and Fifty Thousand (106,250,000) registered shares, of which Fifty Six Million Two Hundred and Fifty Thousand (56,250,000) shall be designated common shares with a par value of one United States cent (U.S. $0.01) per share, and Fifty Million (50,000,000) shall be designated preferred shares with a par value of one United States cent (U.S. $0.01) per share. The Board of Directors shall have the authority to authorize the issuance from time to time of one or more classes of preferred shares with one or more series within any class thereof, with such voting powers, full or limited, or without voting powers and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereon as shall be set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such preferred shares."
6.	All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.
7.	This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares of the Corporation with a right to vote thereon at the special meeting of shareholders of the Corporation held on December 23, 2015, and the Corporation's Board of Directors on July 14, 2015, November 18, 2015 and December 23, 2015.

IN WITNESS WHEREOF, I have executed this Amendment to the Amended and Restated Articles of Incorporation of the Corporation on this 30th day of December, 2015.
/s/ Emanuele A. Lauro
Name: Emanuele A. Lauro
Title: Chief Executive Officer

Exhibit 4.1

ZQ|CERT#|COY|CLS|RGSTRY|ACCT#|TRANSTYPE|RUN#|TRANS#

PO BOX 43004, Providence, RI 02940-3004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4

CUSIP			XXXXXX XX X
Holder ID			XXXXXXXXXX
Insurance Value			1,000,000.00
Number of Shares			123456
DTC	12345678	123456789012345	
Certificate Numbers	Num/No.	Denom.	Total
1234567890/1234567890	1	1	1
1234567890/1234567890	2	2	2
1234567890/1234567890	3	3	3
1234567890/1234567890	4	4	4
1234567890/1234567890	5	5	5
1234567890/1234567890	6	6	6
Total Transaction			7

COMMON SHARES

PAR VALUE $0.01

Certificate Number
ZQ00000000

COMMON SHARES

THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ AND COLLEGE STATION, TX

Shares
000000**************
000000************
****000000**************
*****000000*************
******000000************

SCORPIO BULKERS INC.

INCORPORATED UNDER THE LAWS OF THE MARSHALL ISLANDS

CUSIP Y7546A 12 2

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFIES THAT MR. SAMPLE & MRS. SAMPLE & MR. SAMPLE & MRS. SAMPLE

is the owner of ***ZERO HUNDRED THOUSAND ZERO HUNDRED AND ZERO***

FULLY-PAID AND NON-ASSESSABLE SHARES OF COMMON STOCK OF

Scorpio Bulkers Inc. (hereinafter called the "Company"), transferable on the books of the Company in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby, are issued and shall be held subject to all of the provisions of the Articles of Incorporation, as amended, and the By-Laws, as amended, of the Company (copies of which are on file with the Company and with the Transfer Agent), to all of which each holder, by acceptance hereof, assents. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

DATED DD-MMM-YYYY

COUNTERSIGNED AND REGISTERED:
COMPUTERSHARE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR,

Chairman and Chief Executive Officer

SCORPIO BULKERS INC.
SEAL
Marshall Islands
2013

Secretary

By ______________________
AUTHORIZED SIGNATURE

SECURITY INSTRUCTIONS ON REVERSE

Printed by DATA BUSINESS FORMS

1234567

SCORPIO BULKERS INC.

THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH SHAREHOLDER WHO SO REQUESTS, A SUMMARY OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OF THE COMPANY AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND RIGHTS, AND THE VARIATIONS IN RIGHTS, PREFERENCES AND LIMITATIONS DETERMINED FOR EACH SERIES, WHICH ARE FIXED BY THE ARTICLES OF INCORPORATION OF THE COMPANY, AS AMENDED, AND THE RESOLUTIONS OF THE BOARD OF DIRECTORS OF THE COMPANY, AND THE AUTHORITY OF THE BOARD OF DIRECTORS TO DETERMINE VARIATIONS FOR FUTURE SERIES. SUCH REQUEST MAY BE MADE TO THE OFFICE OF THE SECRETARY OF THE COMPANY OR TO THE TRANSFER AGENT. THE BOARD OF DIRECTORS MAY REQUIRE THE OWNER OF A LOST OR DESTROYED STOCK CERTIFICATE, OR HIS LEGAL REPRESENTATIVES, TO GIVE THE COMPANY A BOND TO INDEMNIFY IT AND ITS TRANSFER AGENTS AND REGISTRARS AGAINST ANY CLAIM THAT MAY BE MADE AGAINST THEM ON ACCOUNT OF THE ALLEGED LOSS OR DESTRUCTION OF ANY SUCH CERTIFICATE.

This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Rights Agreement between Scorpio Bulkers Inc. and Computershare Trust Company, N.A., as Rights Agent, dated as of June 18, 2015, as the same may be amended from time to time (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Scorpio Bulkers Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Scorpio Bulkers Inc. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights beneficially owned by or transferred to any Person who is or becomes an Acquiring Person or an Affiliate or Associate thereof (as such terms are defined in the Rights Agreement) and certain transferees thereof may become null and void and may no longer by transferable.

The Corporation is authorized to issue shares of Preferred Stock, $.01 par value, in series, each such series having the powers, preferences, designations and relative participating, optional or other special rights as may be determined by the Board of Directors. As discussed above, the Corporation will furnish without charge to each stockholder who so requests a statement summarizing the rights of any Preferred Stock or series thereof outstanding from time to time

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	- as tenants in common	UNIF GIFT MIN ACT	-........................Custodian........................ (Cust) (Minor)
TEN ENT	- as tenants by the entireties		under Uniform Gifts to Minors Act........................ (State)
JT TEN	- as joint tenants with right of survivorship and not as tenants in common	UNIF TRF MIN ACT	-........................Custodian (until age ....) (Cust)
			........................under Uniform Transfers to Minors Act................ (Minor) (State)

Additional abbreviations may also be used though not in the above list.

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

For value received, ________________________ hereby sell, assign and transfer unto

____

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING POSTAL ZIP CODE, OF ASSIGNEE)

____

____

____ Shares

of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within-named Company with full power of substitution in the premises.

Dated: ________________________ 20________

Signature: ________________________

Signature: ________________________

Notice: The signature to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatever.

Signature(s) Guaranteed: Medallion Guarantee Stamp

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15.

SECURITY INSTRUCTIONS

THIS IS WATERMARKED PAPER. DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

The IRS requires that we report the cost basis of certain shares acquired after January 1, 2011. If your shares were covered by the legislation and you have sold or transferred the shares and requested a specific cost basis calculation method, we have processed as requested. If you did not specify a cost basis calculation method, we have defaulted to the first in, first out (FIFO) method. Please visit our website or consult your tax advisor if you need additional information about cost basis.

If you do not keep in contact with us or do not have any activity in your account for the time periods specified by state law, your property could become subject to state unclaimed property laws and transferred to the appropriate state.

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